Filed by Omniture, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Visual Sciences, Inc.
Commission File No.: 000-31613
The following is a transcript of the breakout session for questions and answers following the presentation by Omniture, Inc. Chief Financial Officer Mike Herring at the Lehman Brothers Annual Technology Conference held on December 5, 2007 at approximately 6:30pm Eastern time.

FINAL TRANSCRIPT

FINAL TRANSCRIPT

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Event Date/Time: Dec. 05. 2007 / 6:30PM ET

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Dec. 05. 2007 / 6:30PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference — BREAKOUT (Q&A)
CORPORATE PARTICIPANTS
Vik Churumani
Lehman Brothers — Analyst
Mike Herring
Omniture Inc. — CFO and EVP
QUESTIONS AND ANSWERS
Vik Churumani - Lehman Brothers — Analyst
For those of us who have just joined us, we have Mike Herring here, CFO of Omniture, the leading provider of online business optimization software. This is the breakout session, and I will turn it over to Mike.
Mike Herring - Omniture Inc. — CFO and EVP
Thanks, Vik. I can answer any questions. I just answered about six questions since coming in the room here, and the one that I wanted to answer actually in front of everybody was around integration. You say, oh, a lot of people are worried that we could handle the integration.
It’s certainly the largest acquisition we have done since we didn’t do any before we went public. We’ve done four since then. So we are in the process of two and have completed two. We have brought over customer bases before. Actually, we brought the Keylime customer base over three years ago, four years ago. The site advanced, Keylime was a company that did a similar function, was acquired by Overture and then Yahoo, who wasn’t interested in being in the enterprise. So we took those customers.
In the case of DoubleClick’s Site Advance products, they exited the market and we transitioned all their customers over to our platform in exchange for integrating with the DoubleClick [DSA] and [Darcno] products. And then, most recently, with Instadia, it is just 200 customers in the (inaudible) region, the acquisition we did in January.
So it’s something we’ve done before. We’ve also migrated about 80 HBX customers over the last 18 months [TSA] accounts. So we’ve done it actually with HBX before and in a competitive situation. I think once we’re a combined company is that — that that’s something we will be able to do pretty effectively once we own the code. And we’re bringing the features, best features of both together, and we can really do it as painlessly as possible for the customers. And we’re obviously going to do it effectively and in a reasonable timeframe.
So I just wanted to start with that and answer any questions (inaudible).
Unidentified Audience Member
(Inaudible question — microphone inaccessible)
Mike Herring - Omniture Inc. — CFO and EVP
Sure. So the question is around the sales people we have and the number, and our expectations for growing the sales team as well as the sales cycle trends. So we have 92 direct quota bearing sales reps. That doesn’t include sales and juniors and lead development folks or management as of the end of Q3. That’s up from 62 at the end of last year. So we increased about 50% year-to-date just in that, and that’s because we are in investment mode towards going after those markets.

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Dec. 05. 2007 / 6:30PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference — BREAKOUT (Q&A)
Now it’s important to remember a sales guy in our world gets up to quota in six months, takes 60 days to install his sales and then the revenue is deferred [a quarter]. So we are really taking about a negative P&L hit for a year every time they hire a sales guy. And so we do that in a measured pace, but we also do it as fast as possible.
And that’s the answer your second question, how fast are we going to hire them? As much as I can generate operating expense capacity through revenue upside and growth, I am going to reinvest that back into the business [once] I continue to hit my operating margin target. And the primary way we invest is through hiring sales people and hiring engineers. Sales people for next year’s revenue and engineers, frankly, for a few years out, developing more products, improving our existing products, et cetera.
The last question was on sales cycles. Interestingly, sales cycles have been long historically. This has been a consultative sale, convincing people they need the product. That was the — that was one of the sales a few years ago. A lot has happened over the last few years that’s really started to shorten [those] things.
One is that cost of advertising on line, even though it’s very measurable and there’s great ROIs there, average keyword prices keeping increasing, driving the same revenue. You’re still making money, but the price you’re paying to drive those same users is increasing. And we will announce — talk about that every quarter. And good for them that they’re pricing better, and that’s improving their business. But it also makes it — the cost of doing business online is higher over time.
It makes the importance in products like ours that much more acute. The acquisitions of aQuantive and DoubleClick also added to that. I mean when all of a sudden people are saying, well, I think I’ve got all the display networks and ad networks that I can advertise on as a way to balance my investment in keyword buying. And now, those distribution channels are stepping up their display networks too.
That just adds to the impetus behind needing products like ours to not only optimize your sites, so you’re getting as much out of those dollars that you use to drive people to your site but also to be able to continually looking for other ways to market and acquire customers outside of the core relatively obviously — obvious channels that get more (inaudible).
Unidentified Audience Member
(inaudible question — microphone inaccessible)
Mike Herring - Omniture Inc. — CFO and EVP
Sure. Mid-market has always had very short sales cycles It can be a couple of days to 30,60 days. And that hasn’t changed much, because there just isn’t much room to change. And the very largest customers, the AOLs, the Disneys of the world, are going to be 12 months. And no, that hasn’t changed.
Where it’s changed more is, companies that are big enough to have a more acute pain point and — or who are 100% online and are doing tens of millions in revenue. Those companies probably used to be more like a 120-day sales cycle. Now, they’re closer to 60, 75 day sales cycles. And that’s over the last two years.
Unidentified Audience Member
Mike, just a quick question on the integration. I guess migration’s going to — for all intents and purposes could be smooth. But, how long do you think, how long does it take you to migrate the majority or all the HBX customers to the SiteCatalyst platform? Is it 12 months, 24 or 6, what’s the (inaudible)

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Dec. 05. 2007 / 6:30PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference — BREAKOUT (Q&A)
Mike Herring - Omniture Inc. — CFO and EVP
Well, there’s a trade-off for me. How — the questions is how long does it take to migrate customers to SiteCatalyst. The number one thing is, we keep those customers happy. There’s an annuity stream related to their product. We’re going to have to acquire that customer, and we are acquiring the customer in the transaction.
And so keeping that revenue stream and keeping that customer happy is of primary importance. And that’s why you don’t rush, you don’t put ultimatums or deadlines, and you give them a reason to migrate through, talk functionality and migration packages or services and such that make it cost effective for them.
And that’s why we were very careful in talking about this deal to make sure the customers of Visual Sciences understood that nothing was going to change on day one, that their business is very important to us from the start. It’s our job to make it important for them to switch over as fast as possible.
And we have incentive too, so we wanted — it’s in getting them to switch hats. It’s in cost efficiencies, but we want to make sure that we provide all the features and functionality they have now that maybe they wouldn’t have on day one so that they have a good reason to move.
And then, the other thing that they can have access to once they do is all this [90] Genesis and all this integration that they have no access to today. It’s an integrated SCM product like Search Center, which they have no access to today to advanced segmentation on the same data set, which is Discover, which HBX customers have no access to today.
So, there’s a lot of reasons that incentivize them. If we can make it a relatively painless and smooth transition, and we have experience doing that. I think we can move it over relatively quickly, but I’m not going to say it’s 6 months or 12 months or 18 months, but I would expect it to be some time over the next probably 18 to 24 months overall until you have a relatively seamless platform combust — that’s been brought together from the HBX platform.
Unidentified Audience Member
And if I may, I have just one quick follow-up. When you are migrating them, in terms of — maybe you can brief us in terms of pricing for HBX or SiteCatalyst, how that prepares them and how — do you feel that you can comment on this, how pricing will be, will you — can you get an uplift in pricing or same, any color on that?
Mike Herring - Omniture Inc. — CFO and EVP
So [to start with], we’ve had about 20% to 30% premium over HBX. That number comes from where we can get competitive intelligence on a win or when we switch customers, of which we’ve switched quite a few. That is — getting a premium will depend a lot on what their translation is and what they’re moving over towards.
What’s going to happen is, there — it’s not apples to apples. We were winning in the marketplace for a reason. And it isn’t just SiteCatalyst versus HBX. It’s SiteCatalyst versus HBX plus full data warehouse plus Discover functionality on top plus Search Center. So I think at the end of the day, they’re going to end up with spending a bigger share of wallet with us, but not — and getting a multiple of what they were getting in terms of functionality and return on the investment that they were getting with the Visual Scientist.
And that’s how we’ve won 80 customers over the last 18 months, with a premium, with a promise that not only is their product better today. We have more resources and more focus to continue to improve those products. And I think that’s a pretty compelling argument that we can make to their customers.

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Dec. 05. 2007 / 6:30PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference — BREAKOUT (Q&A)
Do you have a question?
Unidentified Audience Member
(inaudible question — microphone inaccessible)
***
Mike Herring - Omniture Inc. — CFO and EVP
Yes. So, the question is, what do our customers view at [TC]? I think you’re getting an idea, I mentioned in the presentation, some people look at that (inaudible) and say you’ve kind of got everybody, so where to you go from here? And that’s a good question. The obvious short one is media companies don’t do either, they don’t sell products and they don’t necessarily create lists that they resell or, drive products for other people. What they are really interested in building audience so they can sell advertising, create brand, create cross on media opportunities like television to online, radio to online, and you are seeing a lot of that. And some of our biggest media customers really focus on that piece.
AOL is a great example of someone that used our products over the past three years to dramatically reshape and drive their advertising. It has been a big success for them relative to where they were before they were using our product.
So, some other examples, financial services companies are a great example. Yes, they sell products, but the main way they use our product is in their customer [shell] service portal, make sure that they are effectively keeping people from calling. It is a big cost savings there. That’s how they started. What they realized later is, well they know that this person has a checking account and a home loan, and we ought to be cross selling equity lines in there. And we should be forcing online, not forcing but really pushing online statement delivery. And all the financial institutions realized that there is a huge cross sell opportunity in the 30 times a month, or 10 times a month that their customers are touching their websites. Where they’re really, it’s much more effective because they are engaged using their product than television advertising selling the same product. So we are seeing a lot of that kind of thing,
Auto companies have been big users of online properties, because it is about driving leads to their dealers. And whether that’s, and that’s using offline and online combined. So they do offline advertising in various markets, they use GO segmentation in our products to understand who is coming from where and then in order to tweak the campaigns to better drive leads more effectively, they look at the car builders and regionally what colors and models people are building and allocate their inventory associated with that way. They can cut their inventory shipping costs by 2% or 3%, that’s a huge number for Ford.
And those are some examples of things that people are doing online that have nothing to do with selling pants and a belt on the Gap, which is a great business. Or travel, which is an obvious one that a lot of people do, or email. There’s a lot of things we do everyday that leverage the internet that have nothing to do with the way we dealt with it five years ago.
Unidentified Audience Member
(Inaudible question-microphone inaccessible)
Mike Herring - Omniture Inc. — CFO and EVP
The ultimate inward looking site is we try to run an intranet for large companies too. But I would say it’s probably maybe 80% of our customer’s main focus is driving usage to their site. Where 20% is about customer service site or something where they

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Dec. 05. 2007 / 6:30PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference — BREAKOUT (Q&A)
are optimizing the use of that site so that it prevents offline usage. That’s what I talked about in the presentation, what we really do is drive revenues and profits for our customers.
Because really they are trying to use our site to improve the effectiveness of CPA (spend) cost acquiring customers not just by optimizing the spend they are doing outside, but optimizing the value they get out of people once they show up at the site. And that post click part is the part that we’ve got that nobody else really touches, and it’s one of the reasons why we focused two of our first acquisitions on that very problem, TouchClarity and Offermatica transactions are about really owning that function within our customer’s world. And we’ve done it; I think very effectively with the two products that we added through those two deals. Any questions?
Unidentified Audience Member
(Inaudible question-microphone inaccessible)
Mike Herring - Omniture Inc. — CFO and EVP
I don’t think that changes too much. What does change is the medians that we’re tracking, which is what becomes online. So a great example is in Asia, probably half the traffic we track and all the activity that we track is purely mobile. So we’re not tracking traditional web pages. We’re tracking how people are interacting with the companies that they interact with purely with PDAs and cell phones. And that kind of blurs this line between whether you’re acquiring that customer or just better serving that customer once they come to your site.
And everything from I mentioned in there TV and internet and what’s online TV and offline TV is becoming harder and harder to discern because people are putting television traffic or television programs online, whether it’s being fed or downloaded. And there’s lots of opportunity in there as the technologies change, whether it’s Silver Light or Flasher or whatever the streaming technology is, we’re going to be tracking and helping to [authorize] all of those pieces. And that may have nothing to do with driving people to your site and have much more to do with providing products or services in a more efficient manner, or maybe there’s a mixture.
So, in any case, I think we’ll always have a role to play in helping people to understand the way they’re interacting with the rest of the online world. But increasingly, it’s going to be that and just within their own online world, getting more visibility into what’s really happening there, into all the different online technology platforms that it might involve.
Unidentified Audience Member
(Inaudible question — microphone inaccessible)
Mike Herring - Omniture Inc. — CFO and EVP
Yes, the question is about CapEx and where it goes from here. It’s not similar to Google because they’re spending some crazy multiple of what we are on CapEx. But to the extent that we do spend —we have 10,000 servers and 7 data centers managing a lot of data on behalf of our customers. And that is both the core competency and the competitive differentiator. We really maintain all the data, all the relationships, and we do a lot with that data — push it out, bring it in, all different platforms, all different technology.
So we’re always going to be spending money on CapEx, particularly as we grow. We don’t build a system with an anchor tenant and then fill it [up]. Every time we add a customer or traffic grows, we add one server at the margin. And that’s the way we’ve

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Dec. 05. 2007 / 6:30PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference — BREAKOUT (Q&A)
grown business since the beginning. We do get better efficiencies over time. We’ve seen that happen just pretty dramatically even in the last 18 months.
And with scale we also squeeze more and more efficiencies. Because of the spikey nature of the Internet, as we get there, the amount of buffer you need to keep in order to manage all of those spikes becomes thinner relative to your overall business. So [you all] can see a lot of benefits from a CapEx standpoint. But I look at it as more of an advantage than an albatross. I think people look at it and say we can go out and buy 10,000 servers, but can we reproduce systems? It’s a hard problem to solve. Traditionally, the [I] vendors haven’t been able to do it because they just don’t think about data the same way.
But we have been developing this way of thinking about data for a long time. It leverages massively parallel systems and multi-tenant structures so that we can move traffic on among a lot of different servers, depending on what a customer needs more or less at any given time. It brings the total cost of ownership down significantly across that customer base, and that’s where we get our return.
Unidentified Audience Member
(Inaudible question — microphone inaccessible)
Mike Herring - Omniture Inc. — CFO and EVP
Yes, we look at everything.
Unidentified Audience Member
(Inaudible question — microphone inaccessible)
Mike Herring - Omniture Inc. — CFO and EVP
Not yet. Storage isn’t really our problem. The virtualization isn’t a natural fit, but it doesn’t mean we wouldn’t see that some day. Really, the number-one constraint on our system is processing. It’s the number of transactions they can process in a second. So the best thing that happens to us is when a faster chip comes out. The processing gets faster. Then our CapEx efficiency goes up because we have more storage than we could ever use right now.
Unidentified Audience Member
(Inaudible question — microphone inaccessible)
Mike Herring - Omniture Inc. — CFO and EVP
We haven’t guided specifically to that yet on (inaudible). The reality is, if you just stuck us together, it would be on a pro forma, one plus one basis, it would be accretive immediately based upon the numbers today. And that’s before we start any benefits of revenue synergies or expense synergies. So we’ll be more specific. When we close, we’ll give guidance.
So Offermatica is essentially a breakeven business right now. So we don’t expect it to have any — it will have a revenue uplift piece to the business, but it won’t have any impact on our bottom line. And essentially, we will use investment capacity that we would have otherwise spent elsewhere to historical expenses. So we keep moving in the same operating margin target

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Dec. 05. 2007 / 6:30PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference — BREAKOUT (Q&A)
pathway. It’s a smaller business so we can serve it that way, and we have 120 positions open right now. We have a lot of investment capacity as we move —.
Unidentified Audience Member
(Inaudible question — microphone inaccessible)
Mike Herring - Omniture Inc. — CFO and EVP
Yes.
Unidentified Audience Member
(Inaudible question — microphone inaccessible)
Mike Herring - Omniture Inc. — CFO and EVP
So without having an acquisition to talk specifically to, I can’t say that we wouldn’t — if we found the best acquisition in the world strategically, and it would reduce our operating margins in the short term, we would definitely do the acquisition. But we don’t have that pending.
I’m not saying that we would never do that. But we have ever since — and we haven’t been public very long. But in the time we’ve been public, we’ve focused intently on making sure that we’ve communicated the way the model works and demonstrating it through improving margins over time. And how many people, I know some people say, why don’t you get to 20% and then (inaudible)? Because the time to get to 20% is time wasted. This market is moving so fast.
We have very able technology competitors out there theoretically. They may not be directly competing with us in all facets today, but why let them catch up? We have a tremendous lead in customer and technology today, and it’s our belief and therefore our strategic plan is to continue to drive as hard as possible and expand this lead.
So we’ve focused on operating margin as the right number. And in our acquisitions so far to date, we’ve been able to absorb [in that] without affecting that. I can’t comment on what future acquisitions might do.
Unidentified Audience Member
(Inaudible question — microphone inaccessible)
Mike Herring - Omniture Inc. — CFO and EVP
I would — the question is whether our acquisition strategy will continue, and I would say that we have all intentions to continue to acquire the right company at the right price if they’re the right company. This year, honestly, I think in some cases this year we were able to make acquisitions because of market forces that created the shadow for us a little bit. The DoubleClick [Dacarno] deal kept some people out of the market that might otherwise [been in it.] And the BI deals also on top of that. It’s different complete markets but both affecting us in different ways. The Business Objects and [Carx] deals at the same time.

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Dec. 05. 2007 / 6:30PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference — BREAKOUT (Q&A)
So we did four deals this year. Frankly, that was — it didn’t surprise me that we did it because, of course, we wanted to do the deals that we did, but the fact that we were able to get all four of them done this year, we were pretty proud of. So, no it wouldn’t surprise me if we continued to acquire businesses this quarter.
Now, the markets may change. Private equity could come back, make everything expensive again. That hampered M&A for a long time, [bad] private equity (inaudible). Bad as perspective on an absolute —
Unidentified Audience Member
Give me a sense of (inaudible — microphone inaccessible)
Mike Herring - Omniture Inc. — CFO and EVP
Addressable market, we think that the market today, as we stand here today, we target aggressively the 200,000 largest websites as measured by Aleza, which is the company that Amazon bought a few years back. And we aggressively target those [sectors]. And we have with Visual Science and we’ll have over 4,000 customers. And we will — we think there is a lot of room to continue to grow that customer base, just within our target market space. I think that market if the tailwinds go, continues to get bigger but in that market itself, if you just look at what we charge our customers today, the market at 50% penetration is [good].
Now we’re going to do $140 million plus in revenue. That makes me feel good then about our growth prospects even just in the analytics market. There’s a portion of that that’s going to use free tools, a portion of that market that’s going to use a free tool like Google or a Microsoft tool or whatever. But I believe a large portion of that is serious enough about their business that they’re going to want to use our tools.
And especially the more we integrate through the Genesis, the more we add things like Offermatica and SearchClarity and SearchCenter into that to help you run your business in an integrated holistic fashion, I think that continues to increase our addressable market. How big that gets, I’m not sure.
Unidentified Audience Member
(Inaudible question — microphone inaccessible)
Mike Herring - Omniture Inc. — CFO and EVP
The top 200,000.
Vik Churumani - Lehman Brothers — Analyst
Thank you very much.
Mike Herring - Omniture Inc. — CFO and EVP
Thank you very much for your time. Thank you, Vik.

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Dec. 05. 2007 / 6:30PM, OMTR — OMNITURE INC at Lehman Brothers Annual Technology Conference — BREAKOUT (Q&A)

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Additional Information and Where You Can Find It
     Omniture intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Omniture and Visual Sciences and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Omniture and Visual Sciences. Investors and security holders of Omniture and Visual Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Omniture, Visual Sciences and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Omniture or Visual Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Omniture by contacting Omniture’s Investor Relations at ir@omniture.com or via telephone at (801) 722-7037. Investors and security holders may obtain free copies of the documents filed with the SEC by Visual Sciences at vscn@marketstreetpartners.com or via telephone at (858) 546-0040. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
     Omniture and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Omniture and Visual Sciences in favor of the proposed transaction. Information about the directors and executive officers of Omniture and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
     Visual Sciences and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Sciences and Omniture in favor of the proposed transaction. Information about the directors and executive officers of Visual Sciences and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
Cautionary Statement Regarding Forward-Looking Statements
     This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements regarding Omniture’s business strategy, leadership in the market for Omniture’s services, the strength of its business in 2007 and expectations regarding GAAP and non-GAAP revenue, GAAP and non-GAAP net income and loss, the anticipated benefits and integration timeline of its pending acquisitions and Omniture’s ability to consummate them, expectations regarding the market, growth of the sales team and sales cycle trends, expectations regarding

Omniture’s future acquisition strategy, and the anticipated success and results of Omniture’s integration efforts relating to the acquisitions completed in 2007. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Omniture expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of either the Omniture or Visual Sciences stockholders to approve the proposed merger, and other economic, business, competitive, and/or regulatory factors affecting Omniture’s business generally, including those set forth in Omniture’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K and other SEC filings. Omniture is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.